INPUT/OUTPUT, INC.
12300 Parc Crest Drive
Stafford, Texas 77477
(281) 933-3339

May 6, 2005

Re:	Input/Output, Inc.
Registration Statement on Form S-3
Registration No. 333-123632

Securities and Exchange Commission	VIA EDGAR
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

     The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-123632) be accelerated so that such Registration Statement will become effective at 4:30 p.m., EDT, on May 9, 2005, or as soon thereafter as practicable.

Very truly yours, INPUT/OUTPUT, INC.
By:	/s/ DAVID L. ROLAND
David L. Roland
Vice President, General Counsel and Corporate Secretary